Exhibit 4.34
INTELSAT S.A.
DESCRIPTION OF COMMON SHARES

The following description sets forth certain material terms and provisions of the common shares of Intelsat S.A. (the “Company,” “we,” “us,” or “our”). The following summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation (the “Articles”), and applicable provisions of Luxembourg law. We encourage you to read our Articles and applicable provisions of Luxembourg law for a complete statement of the terms and rights of our common shares.

General

Under our Articles, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. All issued common shares are fully paid up.

Since the Company’s initial public offering on April 23, 2013, our common shares have been traded on the New York Stock Exchange (“NYSE”) under the symbol “I”. However, following the Company and certain of its subsidiaries’ voluntary commencement of cases under title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia on May 13, 2020, the NYSE filed a Form 25 with the U.S. Securities and Exchange Commission on May 20, 2020 to delist our common shares from the NYSE. The delisting became effective 10 days after the Form 25 was filed. Our common shares began trading on the OTC Pink Marketplace on May 19, 2020 under the symbol “INTEQ”. The deregistration of our common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), became effective 90 days after the filing date of the Form 25, at which point the common shares were deemed registered under Section 12(g) of the Exchange Act.

Restrictions on Share Ownership for Communications Law Regulatory Reasons

Our Articles provide that we may restrict the ownership, proposed ownership or transfer of our common shares or other equity securities by any person if such ownership, proposed ownership or transfer: (i) is or could be, as determined by our board of directors (the “Board”), inconsistent with, or in violation of, any provision of the United States Communications Act of 1934, as amended, the United States Telecommunications Act of 1996, any rule, regulation or policy of the Federal Communications Commission, and/or any statute, rule, regulation or policy of any other U.S., federal, state or local governmental or regulatory authority, agency, court commission, or other governmental body with respect to the operation of channels of radio communication and/or the provision of communications services (“Communications Laws”); (ii) will or may limit or impair, as determined by our Board our business activities under the Communications Laws; or (iii) will or could subject us to any specific law, rule, regulation, provision or policy under the Communications Laws to which we were not subject prior to such ownership, proposed ownership or transfer (collectively, “Communications Law Limitation”). In addition, our Articles allow the Company to request certain information from shareholders, to suspend the rights attaching to our common shares or other equity securities and to redeem our common shares or other equity securities, in each case to avoid a Communications Law Limitation.

Share Repurchases

We cannot subscribe for our own common shares. We may, however, repurchase issued common shares or have another person repurchase issued common shares for our account, generally subject to the following conditions:

•	the prior authorization of a general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchases and in particular the maximum number of common shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchases for consideration, the minimum and maximum consideration per common share;

•	the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our Articles; and

•	only fully paid up common shares may be repurchased.

The general meeting of shareholders has authorized the Company, or any wholly owned subsidiary (or any person acting on their behalf), to purchase, acquire, receive or hold shares in the Company from time to time up to 20% of the issued share capital and up to an additional 20% of the issued share capital for repurchases by the Company in relation with the Communications Law Limitation, in each case on the following terms and on such terms as referred to below and as shall further be determined by the Board. Such authorization is valid (subject to renewal) of 5-years from the date of approval by a general meeting of shareholders.

Pursuant to Luxembourg law, the acquisition offer must be made on the same terms and conditions to all the shareholders who are in the same position, except for acquisitions which were unanimously decided by a general meeting of shareholders at which all the shareholders were present or represented. In addition, as a listed company we may repurchase our own common shares on the stock exchange without an acquisition offer having to be made to the shareholders.

In addition, pursuant to Luxembourg law, the Board may repurchase common shares without the prior authorization of a general meeting of shareholders if necessary to prevent serious and imminent harm to the Company, or if the acquisition of common shares has been made in view of the distribution thereof to our staff.

Distributions (Dividends)

Each common share is generally entitled to participate equally in distributions if and when declared by the general meeting of shareholders or, in the case of interim dividends, the Board, out of funds legally available for such purposes. Pursuant to the Articles, the general meeting of shareholders may approve distributions and the Board may declare interim distributions to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.
Voting Rights

Each of our common shares entitled to vote under our Articles or Luxembourg law generally entitles the holder thereof to one vote at a general meeting of shareholders, except in certain limited circumstances relating to the suspension of rights attaching to certain of our common shares for Communications Law Limitation reasons, or if the common shares are jointly held by more than one person and they have failed to designate a single representative to exercise such voting rights.

Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions. Extraordinary resolutions relate to proposed amendments to the Articles and certain other limited matters. All other resolutions are ordinary resolutions.

Extraordinary Resolutions. Extraordinary resolutions are generally required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution of the Company and (e) an amendment to our Articles.

Extraordinary resolutions must generally be adopted at a general meeting of shareholders (except as otherwise provided by mandatory law or our Articles) by a two-thirds majority of the votes validly cast on such resolution by shareholders entitled to vote. Abstentions are not considered “votes.” However, our Articles require the affirmative vote of at least two-thirds (2/3) of our issued common shares entitled to vote to approve resolutions for the amendment of certain provisions of our Articles, and subject in certain circumstances to a higher majority as required under our Articles or Luxembourg law.

Ordinary Resolutions. Ordinary resolutions are adopted by a simple majority of votes validly cast on such resolution by shareholders entitled to vote, subject in certain circumstances to a higher majority as required under our Articles or Luxembourg law. Abstentions are not considered “votes.”

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata based on their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up requires the approval by an extraordinary resolution of shareholders of the Company to be held before a notary.

Preemptive Subscription Rights

Unless limited or cancelled by the Board, holders of our common shares have a right to subscribe for any new common shares issued for cash consideration which is in proportion to the common shares already held by such holders. In accordance with the decision of a general meeting of our shareholders, our Articles provide that preemptive rights and related procedures can be waived, suppressed or limited by the Board for a 5-year period from the date of such decision by a general meeting of shareholders. The last such decision was taken in June 2020, waiving such rights for a period of 5 years from such date. Such authorization to suppress preemptive rights may be renewed, amended or extended by decision of a general meeting of our shareholders.

Other Rights

Our common shares have no conversion rights, and there are no redemption or sinking fund provisions applicable to our common shares.

Certain Anti-Takeover Provisions

We are governed by Luxembourg law. Our Articles contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, including attempts to remove or replace our current management. Certain provisions in our Articles and Luxembourg law may have the effect of delaying, deterring or preventing a change of control.

Classified Board. Our Board is divided into three classes. The members of our Board serve staggered terms of up to three years.

Proposals from Shareholders for any General Meeting. Proposals from shareholders for any general meeting may only be made in compliance with the Exchange Act, our Articles, and the Luxembourg law of August 10, 1915 on commercial companies, which, among other things, regulates minimum shareholding requirements for the submission of shareholder proposals and the form and time periods in which such proposals shall be made.

Vacancies. Vacancies on our Board may be filled by a majority vote of the remaining members of our Board appointed by a general meeting of shareholders.

Advance Notice Requirements for Director Nominations. Any proposal by shareholder(s) holding less than 10% of our issued common shares of candidate(s) for election to our Board by a general meeting of shareholders must be received by the Company in writing pursuant to the provisions set forth in our Articles. Our Articles and applicable Exchange Act rules provide for certain timeframes within which such a proposal must be received and the information, consents and undertakings which must be contained in a notice of proposal. If the nominating shareholder(s) (or a qualified representative thereof) do not appear at the applicable general meeting of shareholders to make the proposal, such proposal shall be disregarded, notwithstanding that proxies in respect thereof may have been received by the Company.

Amendment of the Consolidated Articles of Incorporation. Our Articles provide, subject to other quorum and majority requirements provided by our Articles or Luxembourg law, that the affirmative vote of two-thirds (2/3) of our common shares entitled to vote is required to amend certain provisions of our Articles.